Exhibit 99.1

Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended January 31, 2022

Expressed in United States Dollars

(Unaudited)

Corporate Office- Canada Suite 300 - Bellevue Centre 235 -15th Street West Vancouver, BC V7T 2X1 Tel: 604-921-1810 Fax: 604-921-1898	Corporate Office- US 180 Varick Street, 6th Floor New York, NY 10014 Tel: 1-888-485-6340 Fax: 424-245-3719

BriaCell Therapeutics Corp

Condensed Interim Consolidated Statements of Financial Position

As of January 31, 2022 and July 31, 2021

(Unaudited)

(Expressed in US Dollars)

	January 31, 2022	July 31, 2021
ASSETS

Current assets
Cash and cash equivalents	$47,981,685	$57,268,685
Amounts receivable	27,166	12,574
Prepaid expenses	306,869	516,891
Total current assets	48,315,720	57,798,150

Investments	2	2
Intellectual property (Note 5)	237,974	245,610

Total assets	$48,553,696	$58,043,762

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Accounts payable and accrued liabilities (Note 10)	$605,150	$556,795
Total current liabilities	605,150	556,795

Long term liabilities
Warrant liability (Note 7)	248,486	199,458
Government loans (Note 6)	-	25,986
Total long term liabilities	248,486	225,444

Shareholders’ equity
Share capital (Note 8)	53,936,716	54,782,633
Share-based payment reserve (Note 9)	3,796,706	2,178,130
Warrant reserve (Note 8)	12,864,281	16,193,475
Accumulated other comprehensive loss	(138,684)	(138,684)
Deficit	(22,758,959)	(15,754,031)
Total shareholders’ equity	47,700,060	57,261,523

Total liabilities and shareholders’ equity	$48,553,696	$58,043,762

Nature of Operations (Note 1)

Commitments (Note 15)

Events After the Reporting Period (Note 16)

These condensed interim consolidated financial statements were approved and authorized for issue on behalf of the Board of Directors on March 14, 2022 by:

On behalf of the Board:

“Jamieson Bondarenko”	“William Williams”
Director	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BriaCell Therapeutics Corp

Condensed Interim Consolidated Statements of
Operations and Comprehensive Loss

For the Three and Six Months Ended January 31, 2022 and 2021

(Unaudited)
(Expressed in US Dollars)

	Three month period ended January 31,		Six month period ended January 31,
	2022	2021 Restated (Note 2)	2022	2021 Restated (Note 2)
Expenses:
Research and development costs (Note 13)	$1,733,555	$165,592	$2,609,191	$314,655
General and administration costs (Note 14)	2,198,820	24,554	3,607,993	255,865
Total Expenses	3,932,375	190,146	6,217,184	570,520

Operating Loss	(3,932,375)	(190,146)	(6,217,184)	(570,520)
Interest income	12,081	-	18,386	-
Interest expense (Note 6)	-	(45,788)	(979)	(61,511)
Change in fair value of warrant liability (Note 7)	57,738	-	(49,028)	-
Gain on government grant (Note 6)	3,388	-	3,388	-
Loss on extinguishment of debt (Note 8)	-	-	-	(25,234)
Foreign exchange loss	(6,041)	-	(6,007)	-
	67,166	(45,788)	(34,240)	(86,745)

Loss For The Period	(3,865,209)	(235,934)	(6,251,424)	(657,265)
Foreign currency translation adjustment	-	133,486	-	168,826
Comprehensive loss for the period	$(3,865,209)	$(102,448)	$(6,251,424)	$(488,439)
Loss per share	$(0.24)	$(0.30)	$(0.40)	$(0.84)
Weighted Average Number Of Shares Outstanding	15,788,827	771,962	15,547,497	773,175

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BriaCell Therapeutics Corp

Condensed Interim Consolidated Statements of Cash Flows

For the Six Months Ended January 31, 2022 and 2021
(Unaudited)

(Expressed in US Dollars)

	Six month period ended January 31
	2022	2021 Restated (Note 2)
Cash flow from operating activities
Net loss for the period	$(6,251,424)	$(657,265)
Items not affecting cash:
Depreciation and amortization	7,636	7,629
Share-based compensation	1,618,576	-
Interest expense	979	61,511
Gain from government grant	(3,388)	-
Change in fair value of warrants	49,028	-
Changes in non-cash working capital:
Amounts receivable	(14,592)	17,687
Prepaid expenses	210,022	-
Accounts payable and accrued liabilities	48,355	354,116
	(4,334,808)	(216,322)
Cash flow from financing activities
Proceeds from exercise of warrants	5,127,658	-
Share and warrant buyback program	(10,056,273)	-
Repayment government grant	(23,577)
Proceeds from receipt of short-term loans	-	26,007
Proceeds from issuance of convertible loans	-	215,710
	(4,952,192)	241,717

Decrease in cash	(9,287,000)	25,395
Effects of changes in foreign exchage	-	(40,691)
Cash, beginning of the period	57,268,685	21,249
Cash, end of the period	$47,981,685	$5,953

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BriaCell Therapeutics Corp

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

For the Six Months Ended January 31, 2022 and 2021
(Unaudited)

(Expressed in US Dollars)

	SHARE CAPITAL		SHARE-BASED PAYMENT	WARRANT	ACCUMULATED OTHER COMPREHENSIVE	ACCUMULATED	TOTAL SHAREHOLDERS’ EQUITY
	SHARES	AMOUNT	RESERVE	RESERVE	PROFIT (LOSS)	DEFICIT	(DEFICIT)
Balance, July 31, 2020 Restated (Note 2)	721,962	$12,263,858	$597,551	$1,849,335	$(138,684)	$(18,169,480)	$(3,597,420)
Issuance of warrants on convertible debt	-	-	-	43,980	-	-	43,980
Issuance of shares for debt (Note 8c(ii))	50,000	329,670	-	-	-	-	329,670
Conversion feature	-	28,712	-	-	-	-	28,712
Expiration and forfeiture of options	-	-	(85,952)	-	-	85,952	-
Loss for the period	-	-	-	-	-	(657,265)	(657,265)
Balance, January 31, 2021 Restated (Note 2)	771,962	12,622,240	511,599	1,893,315	(138,684)	(18,740,791)	(3,852,321)
Historic foreign currency adjustments	-	-	-	-	-	856,670	856,670
Issuance of shares in public offering	6,764,705	12,357,799	-	790,148	-	-	13,147,947
Issuance of shares in private placement	5,170,343	13,611,136	-	11,084,060	-	-	24,695,196
Reclassification of warrant liability	-	-	-	6,621,347	-	-	6,621,347
Exercise of warrants	2,562,573	16,191,458	-	(2,595,927)	-	-	13,595,531
Expiration of warrants	-	-	-	(1,599,468)	-	1,599,468	-
Expiration and forfeiture of options	-	-	(301,695)	-	-	301,695	-
Issuance of options	-	-	1,968,226	-	-	-	1,968,226
Loss for the period	-	-	-	-	-	228,929	228,929
Balance, July 31, 2021	15,269,583	54,782,633	2,178,130	16,193,475	(138,684)	(15,754,031)	57,261,523
Exercise of representation warrants (Note 8a(iii))	208,300	1,528,680	-	(1,528,680)	-	-	-
Exercise of private placement warrants (Note 8a(iv))	800,000	6,514,033	-	(1,562,033)	-	-	4,952,000
Exercise of public offering warrants (Note 8a(iv))	33,065	209,384	-	(33,726)	-	-	175,658
Issuance of options (Note 9d)	-	-	1,618,576	-	-	-	1,618,576
Shares repurchased and canceled (Note 8a(v))	(364,306)	(3,508,069)	-	-	-	-	(3,508,069)
Shares repurchased (Note 8a(v))	-	(5,589,945)	-	-	-	-	(5,589,945)
Warrants repurchased and canceled (Note 8a(v))	-	-	-	(204,755)	-	(753,504)	(958,259)
Loss for the period	-	-	-	-	-	(6,251,424)	(6,251,424)
Balance, January 31, 2022	15,946,642	$53,936,716	$3,796,706	$12,864,281	$(138,684)	$(22,758,959)	$47,700,060

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BriaCell Therapeutics Corp

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended January 31, 2022 and 2021

(Unaudited)

(Expressed in US Dollars)

1. Nature of Operations

BriaCell Therapeutics Corp. (“BriaCell”, the “Company”) was incorporated under the Business Corporations Act (British Columbia) on July 26, 2006 and is listed on the Toronto Stock Exchange under the symbol “BCT.V”, and as of February 24, 2021, on the Nasdaq Capital Market under the symbols “BCTX” and “BCTXW”. The Company is developing a new therapy for advanced breast cancer. The Company’s head office in Canada is located at Suite 300 – 235 West 15th Street, West Vancouver, British Columbia, V7T 2X1 and in the United States, the Company has an office located at 2929 Arch Street, 4th Floor, Philadelphia, PA 19104. These condensed interim consolidated financial statements were authorized for issue by the Board of Directors on March 14, 2022.

2. Basis of Presentation

Statement of Compliance

The Company prepares its unaudited condensed interim consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) using the accounting policies described herein as issued by International Accounting Standards Board (“IASB”) and International Financial Reporting Interpretations Committee (“IFRIC”) interpretations. These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34 Interim Financial Reporting. The unaudited condensed interim consolidated financial statements do not include all of the information required for annual consolidated financial statements and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended July 31, 2021.

The policies applied in these condensed interim consolidated financial statements are based on IFRS effective as of January 31, 2022.

Basis of Presentation

These condensed interim consolidated financial statements are prepared on a going concern basis and have been presented in United States dollars which is the Company’s reporting currency. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of the audited consolidated financial statements as of July 31, 2021. The accompanying condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended July 31, 2021.

Basis of Measurement

These condensed interim consolidated financial statements have been prepared on a going concern basis, under the historical cost basis, except for certain financial instruments which have been measured at fair value.

Basis of Consolidation

These condensed interim consolidated financial statements include the accounts of BriaCell and its wholly-owned US subsidiary BriaCell Therapeutics Corp. (“BTC”) and BTC’s wholly owned subsidiary – Sapientia Pharmaceuticals, Inc. (“Sapientia”). The financial statements of the subsidiaries are included in the consolidated financial statements from the date that control commenced until the date control ceases. Control exists when the Company has the power directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The Company applies the acquisition method to account for business combinations in accordance with IFRS 3.

All inter–company balances, and transactions, have been eliminated upon consolidation.

BriaCell Therapeutics Corp

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended January 31, 2022 and 2021

(Unaudited)

(Expressed in US Dollars)

2. Basis of Presentation (continued)

Functional Currency and Presentation Currency

The financial statements of each company within the consolidated group are measured using their functional currency which is the currency of the primary economic environment in which an entity operates. As of May 1, 2021, the Company changed its functional currency from the Canadian dollar (C$) to the United States dollar (US$). The change in presentation currency is a voluntary change which is accounted for retrospectively. For comparative reporting purposes, historical financial information has been translated to United States dollars which is disclosed in the tables below using the exchange rate as of May 1, 2021, which is the date of the change in the functional and presentation currency.

The following shows the restatement of prior period information:

	Three month period ended January 31,
	2021 reported,CAD	Foreign Currency Translation	2021 restated,USD

Expenses:
Research and development costs	203,431	(37,839)	165,592
General and administration costs	30,166	(5,612)	24,554
Total expenses	233,597	(43,451)	190,146

Operating loss	(233,597)	43,451	(190,146)

Interest expense	(56,251)	10,463	(45,788)
Loss on extinguishment of debt	-	-	-
	(56,251)	10,463	(45,788)

Loss for the period	(289,848)	53,914	(235,934)

Foreign currency translation adjustment	163,988	(30,502)	133,486
			-
Comprehensive loss for the period	(125,860)	23,412	(102,448)

Loss per share - basic and diluted	(0.37)	0.07	(0.30)

Weighted average number of shares outstanding - basic and diluted	771,962	-	771,962

BriaCell Therapeutics Corp

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended January 31, 2022 and 2021

(Unaudited)

(Expressed in US Dollars)

2. Basis of Presentation (continued)

Functional Currency and Presentation Currency (continued)

	Six month period ended January 31,
	2021 reported,CAD	Foreign Currency Translation	2021 restated,USD

Expenses:
Research and development costs	386,554	(71,899)	314,655
General and administration costs	314,329	(58,464)	255,865
Total expenses	700,883	(130,363)	570,520

Operating loss	(700,883)	130,363	(570,520)

Interest expense	(75,566)	14,055	(61,511)
Loss on extinguishment of debt	(31,000)	5,766	(25,234)
	(106,566)	19,821	(86,745)

Loss for the period	(807,449)	150,184	(657,265)

Foreign currency translation adjustment	207,403	(38,577)	168,826
			-
Comprehensive loss for the period	(600,046)	111,607	(488,439)

Loss per share - basic and diluted	(1.04)	0.20	(0.84)

Weighted average number of shares outstanding - basic and diluted	773,175	-	773,175

BriaCell Therapeutics Corp

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended January 31, 2022 and 2021

(Unaudited)

(Expressed in US Dollars)

2. Basis of Presentation (continued)

Functional Currency and Presentation Currency (continued)

	Six month period ended January 31,
	2021 reported,CAD	Foreign Currency Translation	2021 restated,USD
Cash flow from operating activities
Net loss for the period	(807,449)	150,184	(657,265)
Items not affecting cash:
Depreciation and amortization	9,372	(1,743)	7,629
Accrued interest expense	75,566	(14,055)	61,511
Changes in non-cash working capital:
Amounts receivable	21,728	(4,041)	17,687
Accounts payable and accrued liabilities	435,032	(80,916)	354,116
	(265,751)	49,429	(216,322)

Cash flow from financing activities
Proceeds from issuance of convertible loans	265,000	(49,290)	215,710
Proceeds from receipt of short-term loans	31,950	(5,943)	26,007
	296,950	(55,233)	241,717

Decrease in cash	31,199	(5,804)	25,395
Effect of changes in foreign exchange	(49,989)	9,298	(40,691)
Cash, beginning of period	26,104	(4,855)	21,249
Cash, end of period	7,314	(1,361)	5,953

BriaCell Therapeutics Corp

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended January 31, 2022 and 2021

(Unaudited)

(Expressed in US Dollars)

3. Significant Accounting Policies

The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of the audited consolidated financial statements as of July 31, 2021. The accompanying condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended July 31, 2021.

4. Significant Accounting Judgments and Estimates

The critical judgments and significant estimates in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are:

●	Intangible assets with an infinite life are tested for impairment annually or more frequently if there is an indication of impairment. The carrying value of intangibles with definite lives is reviewed each reporting period to determine whether there is any indication of impairment. If there are indications of impairment the impairment analysis is completed and if the carrying amount of an asset exceeds its recoverable amount, the asset is impaired and impairment loss is recognized.

●	The Company uses the Black-Scholes option-pricing model to estimate fair value of options and the warrant liability at each reporting date. The key assumptions used in the model are the expected future volatility in the price of the Company’s shares and the expected life of the warrants.

●	The Company and its subsidiaries are required to determine their functional currencies based on the primary economic environment in which each entity operates. In order to do that, management has to analyze several factors, including which currency mainly influences the cost of undertaking the business activities, in which currency the entity has received financing, and in which currency it keeps its receipts from operating activities. Management uses its judgment to determine which factors are most important when the above indicators are mixed and the functional currency is not obvious.

5. Intellectual Property

The attributable intellectual property relates to Sapientia’s various patents, which the Company is amortizing over 20 years, consistent with its accounting policy. During the three and six months ended January 31, 2022, the Company recorded $3,819 and $7,636, respectively in amortization on intellectual property (for the three and six months ended January 31, 2021 - $3,814 and $7,629, respectively).

Costs			Accumulated Amortization			Net Book Value
July 31, 2021:
July 31, 2020	Additions	July 31, 2021	July 31, 2020	Amortization during the year	July 31, 2021	July 31, 2021
$305,130	$-	$305,130	$44,263	$15,256	$59,520	$245,610

January 31, 2022:
July 31, 2021	Additions	January 31, 2022	July 31, 2021	Amortization during the period	January 31, 2022	January 31, 2022
$305,130	$-	$305,130	$59,520	$7,636	$67,156	$237,974

BriaCell Therapeutics Corp

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended January 31, 2022 and 2021

(Unaudited)

(Expressed in US Dollars)

6. Loans

On December 13, 2021, the Company repaid the CEBA (Canada Emergency Business Account) loan in the amount of $23,577 and the Company recorded a gain in the amount of $3,388.

For the three and six months ended January 31, 2022, the Company recorded an interest expense of nil and $979, respectively, being the interest accretion on the CEBA Loan (for the three and six months ended January 31, 2021 – $895 and $1,757, respectively).

7. Warrant Liability

Following the change in the functional currency of the Company on May 1, 2021, the warrant liability as of April 30, 2021 ($6,621,347) was reclassified to warrant reserve in the Consolidated Statements of change in Shareholders’ Equity.

In addition, certain warrants with an exercise price denominated in Canadian dollars are now being treated as a warrant liability, since the exercise price is denominated in a currency different than the functional currency of the Company. The fair value of these warrants, based on the Black-Scholes, as of July 31, 2021 and January 31, 2022 was $199,458 and $248,486, respectively, and are included in warrant liabilities. As a result, the Company recorded a loss in the fair value of the warrant liability of $49,028 for the six-month period ended January 31, 2022 (for the three months ended January 31, 2022 – gain of $57,738).

The following assumptions were used to determine the fair value at July 31, 2021 and at January 31, 2022: share price - $5.23 and $6.32; exercise price - $29.30 and $4.26; expected life – 1 year to 4.30 years and 3.79 years; annualized volatility – 100%; dividend yield – 0%; risk free rate – 0.81% and 1.56%.

BriaCell Therapeutics Corp

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended January 31, 2022 and 2021

(Unaudited)

(Expressed in US Dollars)

8. Share Capital and Warrant Reserve

a) Share capital

(i) The authorized share capital consists of an unlimited number of common shares with no par value.

(ii) On August 18, 2020, the Company issued 50,000 Shares to Sichenzia Ross Ference LLP or certain members or employees of Sichenzia Ross Ference LLP as compensation for legal services. The shares were valued at $6.59 per share and the Company recorded a loss on the extinguishment of debt of $25,234.

(iii) During the six-month period ended January 31, 2022, 524,682 compensation warrants with a weighted average exercise price of $5.65 per warrant were exercised into 208,300 common shares by way of a cashless exercise.

(iv) During the six-month period ended January 31, 2022, 33,065 warrants with an exercise price of $5.31 were exercised for gross proceeds of $175,658 and 800,000 warrants with an exercise price of $6.19 were exercised for gross proceeds of $4,952,000. In total, the Company issued 833,065 shares in respect of the exercise of these warrants.

(v) Share buy-back program

On September 9, 2021 the Company approved a repurchase program whereby the Company may purchase through the facilities of the TSX Venture or NASDAQ (i) up to 1,341,515 common shares (the “Common Shares”) and (ii) up to 411,962 publicly traded BCTXW warrants (the “Listed Warrants”) in total, representing 10% of the 13,415,154 Common Shares and 10% of the 4,119,622 Listed Warrants comprising the “public float” as of September 8, 2021, over the next 12 months (the “Buyback”). Independent Trading Group (ITG) Inc. is acting as the Company’s advisor and dealer manager in respect of the Buyback. The Company received final regulatory approval on September 22, 2021. As of January 31, 2022, the Company repurchased a total of 1,031,672 shares with a value of $9,098,014 (net of commissions) and 200,740 publicly traded warrants for $958,259 (net of commissions) with a fair value of $204,755. 364,306 of the 1,031,672 shares and all the warrants repurchased have been cancelled.

BriaCell Therapeutics Corp

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended January 31, 2022 and 2021

(Unaudited)

(Expressed in US Dollars)

8. Share Capital and Warrant Reserve (continued)

b) Share Purchase Warrants

(i)	During the six-month period ended January 31, 2022, 12,707 warrants with a weighted average exercise price of $28.80 expired.

(ii)	A summary of changes in share purchase warrants for the year ended July 31, 2021, and for the six-month period ended January 31, 2022, is presented below:

	Number of warrants outstanding	Weighted average exercise price
Balance, July 31, 2020	178,528	35.82
Granted in the Public Offering	5,882,353	5.31
Granted in the Over Allotment	882,352	5.31
Granted in the Private Placement	5,170,343	6.19
Granted from the issuance of a convertible note	69,188	4.41
Expired during the year	(156,039)	(36.26)
Exercised during the year	(2,562,573)	(5.48)
Balance, July 31, 2021	9,464,152	5.84
Expired during the period (Note 8b(i))	(12,707)	28.80
Exercised during the period (Note 8a(iv))	(833,065)	6.16
Repurchased and canceled during the period (Note 8a(v))	(200,740)	5.31
Balance, January 31, 2022	8,417,640	$5.79

(iii)	As of January 31, 2022, warrants outstanding were as follows:

Number of Warrants	Exercise Price	Exercisable At January 31, 2022	Expiry Date
9,782	$28.80	9,782	February 25, 2022 - April 3, 2022
51,698	$4.41	51,698	November 16, 2025
3,985,817	$5.31	3,985,817	February 26, 2026 - April 26, 2026
4,370,343	$6.19	4,370,343	December 7, 2026
8,417,640		8,417,640

BriaCell Therapeutics Corp

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended January 31, 2022 and 2021

(Unaudited)

(Expressed in US Dollars)

8. Share Capital and Warrant Reserve (continued)

c) Compensation Warrants

(i) A summary of changes in compensation warrants for the years ended July 31, 2021 and the six-month period ended January 31, 2022 is presented below:

	Number of warrants outstanding	Weighted average exercise price
Balance, July 31, 2020	13,790	$35.16
Granted in the Public Offering	294,118	5.31
Granted in the Over Allotment	44,118	5.31
Granted in the Private Placement	258,517	6.19
Granted from the issuance of a convertible note	4,890	4.41
Expired during the year	(13,790)	(35.16)
Balance, July 31, 2021	601,643	$5.68
Exercised during the period (Note 8a(iii))	(524,682)	5.65
Balance, January 31, 2022	76,961	$5.88

(ii) As of January 31, 2022, compensation warrants outstanding were as follows:

Number of Warrants	Exercise Price	Exercisable At December 14, 2021	Expiry Date
4,890	$4.41	4,890	November 16, 2025
17,074	$5.31	17,074	February 26, 2026
54,997	$6.19	54,997	June 7, 2026
76,961		76,961

BriaCell Therapeutics Corp

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended January 31, 2022 and 2021

(Unaudited)

(Expressed in US Dollars)

9. Share-Based Compensation and Share-Based Payment Reserve

The Company has adopted a stock option plan (the “Plan”) under which it is authorized to grant options to officers, directors, employees, and consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. The options can be granted for a maximum of 5 years and vest as determined by the Board of Directors. The exercise price of each option granted may not be less than the fair market value of the common shares at the time of grant.

A summary of changes in stock options for the six months ended January 31, 2022 and the year ended July 31, 2021, is presented below:

	Number of options outstanding	Weighted average exercise price
Balance, July 31, 2020	19,969	39.89
Granted	672,000	4.24
Expired	(16,636)	(38.32)
Forfeited	(667)	(61.83)
Balance, July 31, 2021	674,666	4.39
Granted (a-e)	637,300	5.74
Balance, October 31, 2021	1,311,966	$6.16

a)	On September 1, 2021, the Company issued 100,000 options to a consultant with an exercise price of $5.74, which vest immediately and expire on September 1, 2026. The fair value of the stock options was $518,134. The fair value was estimated using the Black-Scholes option pricing model and the following weighted average assumptions: share price - $6.79; exercise price - $5.74; expected life - 5 years; annualized volatility - 100%; dividend yield - 0%; risk free rate – 0.80%.

b)	On November 1, 2021, the Company issued 12,600 options with an exercise price of $7.94 and expire on November 1, 2026. 10,000 of the options were issued to a director and vest immediately, and 2,600 options were issued to members of the Company’s scientific advisory board and vest in five equal instalments every six months, with the first instalment vesting immediately. The fair value of the stock options was $74,579. The fair value was estimated using the Black-Scholes option pricing model and the following weighted average assumptions: share price - $7.95; exercise price - $7.94; expected life - 5 years; annualized volatility - 100%; dividend yield - 0%; risk free rate – 1.19%.

BriaCell Therapeutics Corp

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended January 31, 2022 and 2021

(Unaudited)

(Expressed in US Dollars)

9. Share-Based Compensation and Share-Based Payment Reserve (continued)

c)	On January 13, 2022, the company issued 524,700 options to directors, officers, and employees with an exercise price of $8.47 and expire on January 13, 2027. 482,300 of the options were granted to Insiders, as such term is defined in the Securities Act (British Columbia) and vest in four equal instalments every 90 days, with the first instalment vesting immediately. The remaining 42,400 options vest in eight equal instalments every 90 days, with the first installment vesting immediately. The fair value of the options was $3,141,999 based on the Black-Scholes option pricing model using the following assumptions: share price - $8.09; exercise price - $8.47; expected life – 5 years; annualized volatility – 100%; dividend yield – 0%; risk free rate – 1.47%.

d)	The Company recognized stock-based compensation expense in relation to the vesting of options issued during the period of $1,100,442 and $1,618,576 for the three and six months ended January 31, 2022, respectively (for three and six months ended January 31, 2021 - $nil and $nil, respectively)

e)	As of January 31, 2022, stock options were outstanding for the purchase of common shares as follows:

Number of Options	Exercise Price	Exercisable At January 31, 2022	Expiry Date
1,667	$48.00	1,667	March 10, 2022
833	$33.60	833	July 1, 2023
166	$16.80	166	September 9, 2024
612,000	$4.24	612,000	March 29, 2026
60,000	$4.24	60,000	April 19, 2026
100,000	$5.74	100,000	September 1, 2026
12,600	$7.87	10,520	November 1, 2026
524,700	$8.47	125,875	January 13, 2027
1,311,966		911,061

f)	As of January 31, 2022, stock options outstanding have a weighted average remaining contractual life of 4.51 years (January 31, 2021 – 0.56 years).

BriaCell Therapeutics Corp

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended January 31, 2022 and 2021

(Unaudited)

(Expressed in US Dollars)

10. Related Party Transactions and Balances

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making operating and financial decisions. This would include the Company’s senior management, who are considered to be key management personnel by the Company. Parties are also related if they are subject to common control or significant influence. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

As of January 31, 2022, included in accounts payable and accrued liabilities are amounts owing to a company controlled by an officer in the amount of $21,667 (July 31, 2021 - $6,283) for consulting fees; and amounts owing to directors of $53,752 (July 31, 2021 - $42,247) for directors fees.

During the three and six months period ended January 31, 2022 and 2021, the Company incurred the following expenses charged by directors and key management personnel or companies controlled by these individuals:

	Three month period ended January 31,		Six month period ended January 31,
	2022	2021 Restated (Note 2)	2022	2021 Restated (Note 2)

a) Paid or accrued professional fees to a company controlled by an officer of the Company	$79,121	$8,547	$98,294	$17,094
b) Paid or accrued consulting fees to companies controlled by individual directors.	$16,460	$7,786	$37,672	$15,926
c) Paid or accrued wages and consulting fees to directors	$243,297	$91,489	$455,405	$200,936
d) Share based compensation to directors and officers	$1,045,957	$-	$1,045,957	$-

11. Capital Management

The Company’s capital comprises share capital, share-based payment reserve, warrant reserve, and accumulated other comprehensive loss. The Company manages its capital structure, and makes adjustments to it, based on the funds available to the Company in order to support the Company’s business activities. The Board of Directors does not establish quantitative return on capital criteria for management; it relies on the expertise of the Company’s management to sustain future development of the business.

The intellectual property in which the Company currently has an interest is in the development stage; as such, the Company is dependent on external financing to fund its activities. In order to carry out the planned research and development and pay for administrative costs, the Company intends to raise additional amounts as needed.

BriaCell Therapeutics Corp

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended January 31, 2022 and 2021

(Unaudited)

(Expressed in US Dollars)

12. Financial Risk Factors

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

a) Credit risk

Credit risk from balances with banks and financial institutions is managed by the Company’s management. Investments of surplus funds are made only with approval of management. The Company’s maximum exposure to credit risk for the components of the statement of financial position as of January 31, 2022, and July 31, 2021, is the carrying amounts of cash and cash equivalents and amounts receivable included in the Company’s consolidated statement of financial positions.

b) Liquidity risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities as they come due. As of January 31, 2022, the Company has working capital balance of $47,710,570 (July 31, 2021 – working capital of $57,241,355). The table below presents the maturity profile of the Company’s financial liabilities based on contractual undiscounted payments:

	Carrying amount	Contractual cash flows	Within 1 year	1-2 years	2-5 years	5+ years
Accounts payable and accrued liabilities	$605,150	$605,150	$605,150	$-	$-	$-
	$605,150	$605,150	$605,150	$-	$-	$-

c) Market Risk

i.	Interest rate risk

Interest Rate risk is the risk that the fair value of a financial instrument will fluctuate because of changes in market interest rates.

ii.	Price risk

As the Company has no revenues, price risk is remote.

iii.	Exchange risk

The Company is exposed to foreign exchange risk as a portion of the Company’s transactions occur in Canadian Dollars (mainly costs relating to being a public company in Canada) and, therefore, the Company is exposed to foreign currency risk at the end of the reporting period through its Canadian denominated accounts payable and cash. As of January 31, 2022, a 5% depreciation or appreciation of the Canadian dollar against the US dollar would not have a material effect on the in total loss and comprehensive loss.

BriaCell Therapeutics Corp

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended January 31, 2022 and 2021

(Unaudited)

(Expressed in US Dollars)

12. Financial Risk Factors

d) COVID-19

Since January 2020, the Coronavirus outbreak has dramatically expanded into a worldwide pandemic creating macro-economic uncertainty and disruption in the business and financial markets. Many countries around the world, including Canada and the United States have been taking measures designated to limit the continued spread of the Coronavirus, including the closure of workplaces, restricting travel, prohibiting assembling, closing international borders, and quarantining populated areas. Such measures present concerns that may dramatically affect the Company’s ability to conduct its business effectively.

The Company may face difficulties recruiting or retaining patients in our ongoing and planned clinical trials if patients are affected by the virus or are fearful of visiting or traveling to our clinical trial sites because of the outbreak of COVID-19. In the event that clinical trial sites are slowed down or closed to enrolment in our trials, this could have a material adverse impact on our clinical trial plans and timelines. The Company is continuing to assess its business plans and the impact COVID-19 is having on the Company’s clinical trial timelines and the Company’s ability to recruit candidates for clinical trials. The extent to which COVID-19 and global efforts to contain its spread will impact our operations will depend on future developments, which are highly uncertain and cannot be predicted at this time, and include the duration, severity and scope of the outbreak and the actions taken to contain or treat the coronavirus outbreak. The Company currently believes that the execution of the clinical trials and research programs are delayed by at least one quarter due to COVID-19.

13. Research and Development Costs

	Three month period ended January 31,		Six month period ended January 31,
	2022	2021 Restated (Note 2)	2022	2021 Restated (Note 2)

Clinical Trials and Investigational drug costs	$1,022,705	$40,933	$1,497,780	$120,589
Wages and Salaries	524,108	116,632	809,648	178,855
Laboratory Rent	25,800	7,710	55,954	13,493
Licensing	-	-	23,582	-
Supplies	20,762	-	80,391	-
Insurance product	-	317	1,656	1,718
Patents	5,351	-	5,351	-
Share-based compensation	134,829	-	134,829	-
	$1,733,555	$165,592	$2,609,191	$314,655

BriaCell Therapeutics Corp

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended January 31, 2022 and 2021

(Unaudited)

(Expressed in US Dollars)

14. General and Administration Costs

	Three month period ended January 31,		Six month period ended January 31,
	2022	2021 Restated (Note 2)	2022	2021 Restated (Note 2)

Wages and salaries	$185,073	$37,749	$366,619	$75,179
Professional fees	354,244	(68,286)	580,690	47,888
Consulting	120,018	23,306	236,771	67,804
Insurance	201,702	7,614	408,382	7,775
Regulatory, filing and transfer agent fees	169,842	4,026	191,108	8,585
Shareholder communications	158,939	9,264	235,375	21,708
Amortization	3,819	3,814	7,636	7,629
Rent	3,175	5,466	6,402	9,500
Travel	14,922	-	19,761	6,559
Other	21,473	1,601	71,502	3,238
Share-based compensation	965,613	-	1,483,747	-
	$2,198,820	$24,554	$3,607,993	$255,865

15. Commitments

The Company is currently on a month-to-month lease arrangement for office and lab space in New York, New York in the amount of approximately $8,600 per month.

In the ordinary course of operating, the Company may from time to time be subject to various claims or possible claims. Management believes there are no claims or possible claims that if resolved would either individually or collectively result in a material adverse impact on the Company’s financial position results of operations, or cash flows. These matters are internally uncertain, and management’s view of these matters may change in the future.

16. Events After the Reporting Period

a) Share buy-back program

On February 1, 2022, the Company cancelled 667,366 shares repurchased during the three-month period ending January 31, 2022.

Page 20